Mail Stop 4561

April 27, 2010

Robert V. LaPenta
Chairman, President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

> **Re:** **L-1 Identity Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33002**

Dear Mr. LaPenta:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant's Common Equity…, page 33

1.   You do not appear to have provided the disclosure specified in Item 201(d) of Regulation S-K ("Securities authorized for issuance under equity compensation plans"). Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 38

2.   Your Overview is more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your Overview to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues. We note, as examples, public statements made by your executives during investor conference calls regarding "slippage" of an enterprise license and "strategic alternatives" being considered by the board of directors and senior management. Refer to Section III.A of SEC Release No. 33-8350.

Working Capital, page 55

3.   In your discussion of working capital, tell us what consideration you gave to discussing the significant increases in your accounts receivable reserve and bad debt expense in 2009, as noted on page F-22. Please describe the specific factors contributing to this change, considering the relative amounts of accounts receivable and revenue for December 31, 2008 and 2009.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 68

4.   We note your statement that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as L-1 is designed to do." In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release No. 33-8238.

Consolidated Statements of Operations, page F-4

5.   We note your presentation of revenues and cost of revenues by reportable segment on your statements of operations. Tell what consideration you gave to

   separately presenting revenues and cost of revenues for products and services pursuant to Rule 5-03.1 and 2 of Regulation S-X. In this regard, we note your footnote disclosure of product and service revenue on page F-23. In addition, please tell us the amount of revenue generated from products and from services included within state and local government solutions and services revenue.

Exhibits 31.1 and 31.2

6. We refer to comment 4 of our letter dated August 29, 2008, relating to your Form 10-K for the fiscal year ended December 31, 2007. Your certifications continue to vary from those set forth in Item 601(b)(31) of Regulation S-K. In future filings, ensure that these certifications are set forth exactly as they appear in Item 601(b)(31).

* * * * * * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David L. Orlic, Staff Attorney, at (202) 551-3503 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief